November 6, 2008

Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Hult:

Our answers to your comments in your letter to me dated October 30, 2008 regarding our Form 8-K dated October 17, 2008, Filed October 29, 2008 are provided after each of your questions in Attachment A below.

We understand that all persons who are responsible for the accuracy and adequacy of the disclosure in our filings are to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since JMAR Technologies, Inc. (JMAR) and its management are in possession of all facts relating to JMAR’s disclosure, we are responsible for the accuracy and adequacy of the disclosures that we have made and will make.

JMAR acknowledges that:

●	JMAR is responsible for the adequacy and accuracy of the disclosure in the filings;

●	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	JMAR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, our responses to each of your comments have been incorporated in the re-filed 8-K/A.

Please contact me if you have any further questions.

Thank you very much for your comments on our 8-K filing.

Sincerely,

s/ Edward C. Hall

JMAR Technologies, Inc.
Edward C. Hall
Vice President and Chief Financial Officer

ATTACHMENT A

Form 8-K for the period dated October 17, 2008

 1. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to October 17, 2008, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

 Response: Item 4(a) of Form 8-K was amended to cover the interim period from the date of the last audited financial statements to October 17, 2008, the date of dismissal. We have included a letter from the former accountants addressing the revised disclosures in the amendment.

 2. We note you had material weaknesses during the two most recent fiscal years. Revise to disclose if there was a misapplication of accounting principles. Clarify the effect of the errors or misapplications on previously issued financial statements. If no effect on the financial statements, explain why not in the amendment. Refer to Regulation S-K items 304(a)(1) (iv) and (v).

Response: There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for material weaknesses related to 1) lack of segregation of duties; 2) lack of timely completion of financial control and reporting processes; 3) need for stronger internal control environment and 4) revenue recognition and sales cut-off, as more fully described in Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. The material weaknesses noted in 4) above resulted in year-end audit adjustments to the fiscal year ended December 31, 2007 to reverse revenue which was incorrectly recorded in a manner inconsistent with the Company’s policies or in accordance with generally accepted accounting principles. There were no material weaknesses identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 that resulted in year-end audit adjustments.  As of June 30, 2008, the Company believed all of these material weaknesses had been remediated with the exception of the need of a qualified individual who has experience with public company accounting and reporting.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Response: We filed this supplemental response and amendment to the 8-K via EDGAR on November 6, 2008 within 5 business days.